Stolt-Nielsen S.A.                 [GRAPHIC OMITTED][LOGO OF STOLT-NIELSEN S.A.]


c/o Stolt-Nielsen Ltd.       Tel:  +44 207 611 8960
Aldwych House                Fax:  +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
England



NEWS RELEASE
                                       Contact:         Richard M. Lemanski
                                                        US 1 203 299 3604
                                                        rlemanski@stolt.com

                                                        Jan Chr. Engelhardtsen
                                                        UK 44 20 7611 8972
                                                        jengelhardtsen@stolt.com

        Marine Harvest Obtains EUR 300 Million Revolving Credit Facility

London, England - January 4, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) announces that Marine Harvest N.V., the joint venture of Nutreco Holding N.V. and Stolt-Nielsen S.A., has obtained underwriting commitments from a group of four international banks for a five-year EUR 300 million unsecured revolving credit facility. Closing of this facility is subject to documentation and is expected to occur in the first quarter of 2006.

The new Marine Harvest credit facility will be used to replace the shareholder loans of EUR 150 million and EUR 50 million by Nutreco and Stolt-Nielsen, respectively, and for general corporate purposes. The repayment of the shareholder loans is part of the action plan to form a financially independent Marine Harvest. SNSA will receive approximately $65 million of principal repayment on the shareholder loan plus accrued interest.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna. The Company also owns 25% of Marine Harvest, the world's largest aquaculture company.

Forward-looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which Stolt-Nielsen S.A. operates; changes in the supply and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that Stolt-Nielsen S.A. transports; prevailing market rates for the transportation services that Stolt-Nielsen S.A. offers; the cost and feasibility of maintaining and replacing Stolt-Nielsen S.A.'s older ships and building or purchasing new ships; the outcome of legal proceedings; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.